UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 11, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.            A news release dated 14 January 2014 entitled ‘Vodafone Launches Firsts Programme To Inspire People To Do Something Remarkable For The First Time Using Mobile Technology’

2.            A news release dated 21 January 2014 entitled ‘HAT TRICK OF TOP RATINGS FOR VODAFONE M2M’

3.            A news release of AT&T Inc. dated January 27, 2014 entitled ‘STATEMENT REGARDING VODAFONE GROUP PLC’

4.            A news release dated 29 January 2014 entitled ‘VODAFONE ANNOUNCES AGREEMENT FOR INTEGRATED COMMUNICATIONS WITH PREMIER FOODS’

5.            Stock Exchange Announcement dated 17 January 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIALRESPONSIBILITY OR CONNECTED PERSONS’

6.            Stock Exchange Announcement dated 23 January 2014 entitled ‘Philip Yea — Non-executive directorship’

7.            Stock Exchange Announcement dated 31 January 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL’

Vodafone Launches Firsts Programme To Inspire People To Do Something Remarkable For The First Time Using Mobile Technology

14 January 2014

•      From women’s self-defence in India to surfing the world’s most dangerous wave, Vodafone is inspiring people to achieve great things for the first time

•      Olympic medallist Mary Kom wants to help women across India defend themselves; musician Spoek Mathambo has created a unique music track; and surfer Tom Lowe is tracking down the mighty Todos Santos wave

The Vodafone Firsts programme, launched today, is about inspiring people - no matter their age or where they come from — to do something remarkable for the first time using mobile technology.

When Vodafone asked champion boxer Mary Kom what she wanted to do for the first time, she said she wanted to help women across India learn to defend themselves. Using mobile technology and connecting Kom with the right people, Vodafone is helping to make the 30-year-old Olympian’s ambition a reality. Vodafone is working with Kom to teach young women the mental and physical skills needed to improve their self-confidence and to defend themselves.

Vodafone worked with Kom to build and run a women-only boxing and self-defence camp in her native Manipur. A film of Kom’s inspirational journey was created, which can be viewed at www.firsts.com and will be part of a self-defence smartphone app currently under development. For women in India without smartphones, Vodafone is helping Kom create a free SMS service, which will provide women across India with access to security and self-defence tips, a nationwide forum and women’s helpline numbers.

Within days, leading big-wave British surfer Tom Lowe will use mobile technology to track down one of the world’s most dangerous waves, the Todos Santos wave at the northern tip of Baja California, Mexico, and also to help him to stay in touch with his family back home in Cornwall in the UK. Vodafone will help the 30-year-old use a global ocean forecasting system on his tablet to help him locate the wave before jumping on to his surfboard and attempting to ride it.  Lowe, who believes he will be the first European to ride the wave, will travel by plane, car, boat, foot and surfboard to reach Todos Santos.

Vodafone is also helping South African musician Spoek Mathambo to achieve his dream of creating his first recording using collected audio samples from different cultural groups across South Africa. Mathambo embarked on a journey around the country, meeting and playing music with three distinctly different communities to produce one unified piece of music. Mathambo uploaded his musical collaborations on to the Vodafone Cloud. He then used the Vodacom network to connect to the cloud service and to contact his colleagues who were mixing the track back in his studio in Cape Town.

These are just a few of the Vodafone Firsts that will be made a reality for people around the world as part of the global programme, which follows on from the world’s first multi-sensory fireworks display in London on New Year’s Eve. *

The journey of each Vodafone First can be viewed at www.firsts.com. More stories coming soon include the world’s first: crowd-sourced theatre production, colour-conducted choir and singing forest.

Later in 2014, we will be asking people to tell us what they want to do for the first time and details will be shared on Firsts.com.

Barbara Haase, Vodafone Group Brand Director, said: “Vodafone Firsts is about personal innovation and inspiring people to think in a new way. Mobile technology has changed so much about our lives in a relatively short time frame, from being able to plan a journey in seconds to helping people achieve their ambitions.”

For more information, contact:

Vodafone Group

Media Relations

groupmedia@vodafone.com

Ogilvy London

Peter O’Shea

Peter.o’shea@ogilvy.com

Note to Editors

*http://www.vodafone.com/content/index/media/vodafone-group-releases/2013/vodafone-joins-forces-with-mayor-of-london-for-world-s-first-multisensory-fireworks.html

About Vodafone Firsts

Vodafone Firsts is Vodafone’s global brand programme, activated across the world from 2014. A social media-led programme, Vodafone Firsts is about inspiring people to do something remarkable for the first time using mobile technology. Vodafone began by recruiting a series of inspirational people to help them achieve their Firsts. Vodafone will also ask consumers what they would like to do for the first time, helping to make their ambitions a reality.

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide.

21 January 2014

HAT TRICK OF TOP RATINGS FOR VODAFONE M2M

For the third year in a row Vodafone’s Machine- to- Machine (M2M) services topped the rankings in Analysys Mason’s independent M2M annual scorecard.

The third instalment of Analysys Mason’s M2M Carrier Scorecard rates each of the leading communications service providers (CSPs) against a common set of six M2M categories; covering service, strategy as well as network and standards.  Analysys Mason praised Vodafone for its vision and ambition, while in regards to customer experience management the company “excelled”.

M2M services are the “internet of things”, helping to create more connected environments and enabling objects to exchange information in real-time.  For more than 20 years, Vodafone has connected M2M customers globally and is powering some of the world’s most prominent and successful M2M deployments, which include BMW, Amazon and TomTom.

Commenting on the scorecard, Vodafone’s Director of M2M Erik Brenneis said “This report recognises the effort and focus of our team and highlights the importance of customer experience as a differentiator in this market.  As a recognised global leader, we are proud to set the standards for customer service in the M2M market.”

Analysys Mason is an independent research and consulting company specialising in rigorous and unbiased analysis of the telecoms industry.

Morgan Mullooly, Analyst for Analysys Mason’s Enterprise and M2M research stream, said “The global outlook for Vodafone’s M2M business is very positive. We are impressed with its focus on Customer Experience Management and by the way it is adapting to local requirements in countries such as Brazil to realise the huge potential in these markets.”

A snapshot of the report can be viewed here:

http://m2m.vodafone.com/insight_news/2014-01-21-hat-trick-of-top-ratings-for-vodafone-m2m.jsp

Sample pages from the full report and the questionnaire can be found here: www.analysysmason.com/M2M_scorecard_2013

- ends -

For further information:

Vodafone Group

Media Relations

+44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide.

About Vodafone Machine-to-Machine (M2M) communications

Vodafone Machine-to-Machine (M2M) connects previously isolated machines or devices to the internet, delivering new functionality and enhanced services without the need for human intervention. Supported by over 20 years’ experience and 250 dedicated staff, Vodafone’s global M2M platform makes it easy for global businesses to centrally manage M2M deployments across multiple territories, with greater control and at a lower cost than previously possible.  For more information, please visit:  https://m2m.vodafone.com/home/

January 27, 2014

STATEMENT REGARDING VODAFONE GROUP PLC

AT&T Inc. (“AT&T”) notes the recent speculation regarding a potential transaction involving Vodafone Group Plc (“Vodafone”).

At the request of the UK Takeover Panel, AT&T confirms that it does not intend to make an offer for Vodafone. Accordingly, AT&T is bound by the restrictions under Rule 2.8 of the UK Takeover Code (the “Code”).

For the purposes of Rule 2.8 of the Code, AT&T reserves the right to announce or participate in an offer or possible offer for Vodafone and/or to take any other action which would otherwise be restricted under Rule 2.8 of the Code within 6 months after the date of this announcement in the circumstances described in note 2 to Rule 2.8 of the Code.

29 January 2014

VODAFONE ANNOUNCES AGREEMENT FOR INTEGRATED COMMUNICATIONS

WITH PREMIER FOODS

Vodafone announces today a five year agreement with Premier Foods, manufacturer of brands such as Batchelors, Bisto and Mr. Kipling, to become the Company’s fully integrated communications partner.

The multi-million pound contract covers fixed and mobile voice services and an upgraded, managed network linking all of Premier Foods’ sites.  Mark Vickery, Group Information Services and Change Director for Premier Foods, said, “I see this single source agreement as an important step in supporting the Company’s plans to simplify the organisation, improve operational efficiencies and enhance collaboration.”

Gavin Darby, Chief Executive Officer of Premier Foods, said:

“Reducing complexity is a key part of our strategy to drive growth. By continually improving our efficiency and effectiveness we will be better able to meet customer needs. I am delighted to be working with Vodafone who will deliver the right integrated communications platform to support our future growth.”

Vodafone Global Enterprise, Chief Executive, Jan Geldmacher, added:

“By creating a combined communications service for Premier Foods we can help to realise further value from within their business and achieve their growth ambitions.  We believe that our agreement will quickly become a powerful and productive partnership and one which highlights the benefits of integrated communications.”

- ends -

For further information please contact:

For Vodafone:

Vodafone Group

Media Relations

+44 (0) 1635 664444

For Premier Foods:

Premier Foods

Richard Johnson, Group Corporate Affairs Director

+44 (0) 1727 815 850

Maitland

Liz Morley/Tom Eckersley

+44 (0) 20 7379 5151

Notes to editor:

About Vodafone

Vodafone is one of the world’s largest telecommunications companies with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It supports communications wherever its customers are present: Europe, the Middle East, Africa, Asia Pacific and the United States. Please visit: www.enterprise.vodafone.com

17 January 2014

At: 15.03

RNS: 9790X

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 17 January 2014, by Computershare Trustees Limited, that on 16 January 2014 the director and persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.11 3/7 each in the Company, at the price of 237.65p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Andy Halford*	106
Nick Jeffery	106
Matthew Kirk	106
Ronald Schellekens	106

* Denotes Director of the Company

END

23 January 2014

At: 14.39

RNS: 3928Y

Philip Yea - Non-executive directorship

In accordance with Listing Rule 9.6.14, Vodafone Group Plc announces that it has been advised that Philip Yea, a non-executive director of Vodafone Group Plc, is to join the board of Aberdeen Asian Smaller Companies Investment Trust PLC as a non-executive director with effect from 23 January 2014.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 411 million customers in its controlled and jointly controlled markets as of 30 September 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

END

31 January 2014

RNS: 9028Y

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 52,821,751,216 ordinary shares of U.S.$0.11 3/7 each with voting rights, of which 4,354,978,270 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 48,466,772, 946.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	February 11, 2014	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary